UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
APRIL 12, 2006

TDC A/S
(Exact Name of Registrant as specified in its Charter)
Nøerregade 21
DK-0900 Copenhagen C
DK-Denmark
(Address of Registrant’s Principal Executive Offices)
Commission File Number:
001-12998

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F ☒ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).
Yes ☐ No ☒
If “Yes” is marked, indicate below the file assigned to the
registrant in connection with Rule 12g-3-2(b): 82-

SIGNATURES
EX-99.1: ANNOUNCEMENT REGARDING AND AGENDA FOR ANNUAL GENERAL MEETING
EX-99.2: ADR PROXY CARD

TDC DELIVERS PROXY MATERIALS TO HOLDERS OF ITS AMERICAN DEPOSITARY RECEIPTS
In connection with the Annual General Meeting (“AGM”) of its shareholders on Wednesday, April 26, 2006, at 4:00 p.m. (Central European Time), at Bella Centeret, Eastern Hall, Center Boulevard 5, DK-2300 Copenhagen S., Denmark, TDC A/S (“TDC”) has delivered proxy materials to holders of its American Depositary Receipts (“ADRs”). The record date for the AGM was March 27, 2006. The following documents have been sent to holders who beneficially owned ADRs on the record date:
     1. Announcement Regarding and Agenda for its AGM; and
     2. ADR Proxy Card.
Copies of these documents are attached hereto as Exhibits 99.1 and 99.2.
A copy of TDC’s Annual Report for fiscal year 2005 was also included in the materials sent to ADR holders. The Annual Report may be viewed on TDC’s website, www.tdc.com.
For further information please contact TDC Investor Relations at +45 3343 7680.
TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

SIGNATURES
Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDC A/S

(Registrant)

April 12, 2006	/s/ FLEMMING JACOBSEN

(Date)	Flemming Jacobsen
Vice President Treasury